

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 9, 2008

<u>VIA U.S. MAIL AND FAX (201) 227-0685</u>

Mr. Mark Du
Chief Financial Officer
Jinpan International Limited
560 Sylvan Avenue, 3rd Floor
Englewood Cliffs, New Jersey 07632

   Re: Jinpan International Limited
      Form 20-F for the year ended December 31, 2007
      Filed June 20, 2008
      File No. 001-14742

Dear Mr Du:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2007

Item 3. Key Information, page 4

A. Selected Financial Data, page 4

1.   We see from disclosures on page 48 that you have declared and paid dividends during the periods presented. Please revise future filings to disclose the dividends declared per share information required by Item 3 (A)(2) of Form 20-F.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

1. Organization and Principal Activities, page F-7

2.   We note from your table herein that you have 95% of direct interests in Hainan Jinpan Electric Co., Ltd. ("Jinpan JV") as of December 31, 2007. Yet, we note from Note 17 on page F-23 that you completed an acquisition of the 15% minority interest in Jinpan JV and subsequent to the acquisition, you own 100% of Jinpan JV. Please explain to us why your disclosures are inconsistent and revise your disclosures as necessary in future filings based on our concerns.

2. Basis of Presentation, page F-9

3.   We note that your consolidated financial statements include the accounts of your company and its subsidiaries. Please expand your consolidation policy in future filings to clearly disclose all material subsidiaries that are consolidated. Please also explain (and disclose in future filings) whether you consolidate Jinpan JV in your financial statements.

4.   Also in this regard, we note on page F-7 that Jinpan China and Jinpan JV jointly owns 95% and 5% respectively of Wuhan Jinpan. Please explain to us whether you consolidate the financial information of Wuhan Jinpan in your financial statements. If not, please explain to us why you are not consolidating the financial information of Wuhan Jinpan, citing applicable U.S. GAAP. Revise your disclosure to address our concern in future filings.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant